UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

PAR 3 SERVICES, INC.
(Name of Registrant As Specified In Its Charter)

520 South 4th Avenue, Suite 400
Louisville, Kentucky 40202-2577
(Address of principal executive offices)

(502) 376-8420
(Issuer’s telephone number)

COMMISSION FILE NUMBER: 814-00698

Par 3 Services, Inc. (the “Fund”) is withdrawing its election under section 54(a) of the Act on the following basis for filing this Notification of Withdrawal:

The SEC has requested that the Fund file Form N-54C with the Commission to effectively withdraw the Fund’s election as a BDC. The reason for the request for the Fund to withdraw its election as a BDC is that the Fund has not acted in the capacity of a Business Development Company since it filed its Form N-54A and elected to be registered as a BDC on February 4, 2005. Furthermore, the Fund failed to commence operations and there is no anticipation that the Fund will commence operations at any time.

SIGNATURE:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Louisville and the state of Kentucky on the 20th day of February, 2007.

PAR 3 SERVICES, INC.

By:	/s/ Bryce Knight
Bryce Knight,
Interim President and CEO